UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Crimson Exploration Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
22662K 20 7
(CUSIP Number)
Richard B. Williams
Senior Vice President, Finance
America Capital Energy Corporation
Chrysler Building
405 Lexington Avenue, 65th Floor
New York, New York 10174
(212) 983-8316

with a copy to:
Patrick V. Stark, Esq.
Kane Russell Coleman & Logan PC
3700 Thanksgiving Tower
1601 Elm Street
Dallas, Texas 75201
(214) 777-4260
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22662K 20 7

1	NAMES OF REPORTING PERSONS America Capital Energy Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NY

	7	SOLE VOTING POWER

NUMBER OF		6,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000,000

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	22662K 20 7

1	NAMES OF REPORTING PERSONS Shanghai Zhong Rong Property Group Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	P.R. China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	22662K 20 7

1	NAMES OF REPORTING PERSONS Ni Zhaoxing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	P.R. China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This statement relates to the common stock, $0.001 par value per share (the “Common Stock”) of Crimson Exploration Inc., a Delaware corporation (“Crimson”), which has its principal executive offices at 717 Texas Avenue, Suite 2900, Houston, Texas 77002.
Item 2. Identity and Background.
America Capital Energy Corporation, a New York corporation (“ACEC”), has its principal place of business at 405 Lexington Avenue, 65th Floor, New York, New York 10174. ACEC’s principal business is to act as the U.S. operating arm of its parent company, Shanghai Zhong Rong Property Group Co., Ltd. (see below).
The sole shareholder of ACEC is Shanghai Zhong Rong Property Group Co., Ltd. (hereinafter “Zhong Rong Group”). The principal address of the Zhong Rong Group is No. 8 Middle Yincheng Road, Pudong New Area, Shanghai, P.R. China, P.C.: 200120. The Zhong Rong Group is a privately owned, multi-faceted corporation based in China with operations in real estate, energy and mining. The Chief Executive Officer and controlling shareholder of the Zhong Rong Group is Mr. Ni Zhaoxing (“Mr. Ni”). Mr. Ni’s principal address is No. 8 Middle Yincheng Road, Pudong New Area, Shanghai, P.R. China, P.C.: 200120. For purposes of this statement, ACEC, Zhong Rong Group and Mr. Ni are referenced to as the “ACEC Parties.”
The name, citizenship, business address and present principal occupation or employment of each executive officer and director of ACEC and Zhong Rong Group, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A annexed hereto and incorporated herein by reference.
During the last five years, none of the ACEC Parties, nor, to the ACEC Parties’ knowledge, any person listed on Schedule A annexed hereto, has been convicted in a criminal proceeding or been a party to any civil proceeding as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
See Item 4(a) for a description of the Subscription Agreement and the purchase by ACEC of the Crimson’s Common Stock. Zhong Rong Group invested into ACEC the funds necessary to purchase the Common Stock from Crimson, which funds came from Zhong Rong Group’s excess working capital.

Item 4. Purpose of Transaction.
(a) Pursuant to a Subscription Agreement dated as of September 24, 2010 between ACEC and Crimson, for a purchase price of $21,250,000 in cash, ACEC purchased (i)4,250,000 shares of Common Stock and (ii) an option (the “Option”) to acquire 1,750,000 shares of Series I Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”) of Crimson. The Option is set forth in an Option Agreement dated as of October 26, 2010 and grants to ACEC the option to acquire 1,750,000 shares of Preferred Stock for an exercise price of $8,750,000, or $5.00 per share, if exercised at any time on orprior to December 23, 2010. The Preferred Stock does not have any liquidation preference, does not carry a dividend (except on an as converted basis in the event of any dividend declared in respect of Common Stock), is convertible into 1,750,000 shares of Common Stock and grants to ACEC the right to cause Crimson to increase the number of directors on its board of directors (the “Board”) by one member to seven members and to designate and appoint one member of the Board of Crimson until the next annual meeting of stockholders. The Preferred Stock is entitled to vote as a single class together with the Common Stock and is entitled to such number of votes for each share of the Preferred Stock on an as converted basis on the record date or other date of determination set for such vote. The Preferred Stock is automatically converted to Common Stock at the earlier of (i) the time ACEC designates its member to the Board of Crimson or (ii) December 31, 2010.
The descriptions contained in this Item 4 of the transactions contemplated by the Subscription Agreement and the Option Agreement are qualified in their entirety by reference to the full text of the Subscription Agreement and the Option Agreement, which are incorporated herein by reference and filed as Exhibits 99.2 and 99.3 hereto.
(b) Not Applicable
(c) Not Applicable
(d) Upon the exercise of the Option and the acquisition of the Preferred Stock, ACEC will have the right to appoint one member to the Board of Crimson. The newly authorized Preferred Stock to be acquired by ACEC upon exercise of the Option grants to ACEC the right to cause Crimson to increase the number of directors on the Board by one member to seven members and to designate and appoint one member to the Board until the next annual meeting of stockholders.
(e) The Preferred Stock does not contain any dividend (except on an as converted basis in the event of any dividend declared in respect of Common Stock) or liquidation preferences. If issued upon the exercise of the Option, the Preferred Stock will automatically convert to Common Stock upon the appointment by ACEC of its designee to the Board or December 31, 2010.
(f) none

(g) none
(h) none
(i) none
(j) ACEC plans to be a long-term investor in Crimson. The intent is to evaluate opportunities to purchase additional shares of Common Stock in the open market if market and economic conditions are favorable. The timing and ultimate size of any potential future investments is not known. It is possible that ACEC may seek to purchase enough additional shares of Common Stock, either directly or in the public market, to request, or take other action to seek, further representation on Crimson’s Board, although ACEC has no right to cause the designation or appointment of a director to Crimson’s Board except pursuant to the rights applicable to the Preferred Stock in the event ACEC elects to exercise the Option set forth in the Option Agreement. ACEC intends to continuously evaluate Crimson’s businesses and prospects, alternative investment opportunities and other factors deemed relevant in determining whether additional shares of Crimson’s securities will be acquired or whether ACEC will dispose of shares of Crimson’s securities.
Item 5. Interest in Securities of the Issuer
(a) (b) Each of the ACEC Parties owns, as a result of the Subscription Agreement and the Option Agreement, shared voting and dispositive power for 6,000,000 shares of Common Stock, which includes 4,250,000 shares of Common Stock issued directly to ACEC on October 26, 2010 and 1,750,000 shares of Common Stock issuable upon the conversion on or before December 31, 2010 of the Preferred Stock, in the event ACEC elects to exercise the Option for such Preferred Stock, which is exercisable on or prior to December 23, 2010.
The ACEC Parties’ current beneficial ownership may be deemed to represent approximately 13.4% of the shares of Common Stock, assuming the issuance of an additional 1,750,000 shares of Common Stock upon exercise of the Option and conversion of the Preferred Stock.
(c) Except as set forth herein, to the knowledge of the ACEC Parties, with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.
(d) none
(e) not applicable

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4(a) with respect to the Subscription Agreement and the Option Agreement. Copies of the Subscription Agreement and the Option Agreement are attached hereto as Exhibits 99.2 and 99.3.
On November 3, 2010, the ACEC Parties entered into a Joint Filing Agreement in which the ACEC Parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of Crimson, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
To the best knowledge of the ACEC Parties, none of the persons listed on Schedule A annexed hereto who are not also Reporting Persons is a party to any contract, agreement or understanding required to be disclosed herein.
Item 7. Material to be Filed as Exhibits
99.1	Joint Filing Agreement dated November 3, 2010 by and among ACEC, Zhong Rong Group and Mr. Ni.

99.2	Subscription Agreement dated as of September 24, 2010 by and between ACEC and Crimson.

99.3	Option Agreement dated as of October 26, 2010 by and between ACEC and Crimson.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: November 3, 2010

America Capital Energy Corporation
By:	/s/ Ni Zhaoxing
Name:	Ni Zhaoxing
Title:	Chief Executive Officer

Shanghai Zhong Rong Property Group, Co., Ltd.
By:	/s/ Ni Zhaoxing
Name:	Ni Zhaoxing
Title:	Chief Executive Officer

/s/Ni Zhaoxing
Ni Zhaoxing

SCHEDULE A
Directors and Officers of ACEC

Name	Principal Occupation	Principal Business Address	Citizenship

Ni Zhaoxing	Chairman of the Board and Chief Executive Officer of ACEC	c/o America Capital Energy Corporation The Chrysler Building 405 Lexington Avenue 65th Floor New York, NY 10174	China

Zhilin Feng	Executive Vice President of ACEC	c/o America Capital Energy Corporation The Chrysler Building 405 Lexington Avenue 65th Floor New York, NY 10174	United States

Glenn Myles	Senior Vice President of ACEC	c/o America Capital Energy Corporation The Chrysler Building 405 Lexington Avenue 65th Floor New York, NY 10174	United States

Richard Williams	Senior Vice President of Finance of ACEC	c/o America Capital Energy Corporation The Chrysler Building 405 Lexington Avenue 65th Floor New York, NY 10174	United States

Brian Ayers	Senior Vice President of Geology of ACEC	c/o America Capital Energy Corporation The Chrysler Building 405 Lexington Avenue 65th Floor New York, NY 10174	United States
Directors and Officers of Zhong Rong Group

Name	Principal Occupation	Principal Business Address	Citizenship

Ni Zhaoxing	Chairman of the Board and President of Zhong Rong Group	c/o Shanghai Zhong Rong Property Group Co., Ltd. No. 8 Middle Yincheng Road Pudong New Area Shanghai, P.R. China, P.C.: 200120	China

Gong Jianxin	Executive Vice President and Director of Zhong Rong Group	c/o Shanghai Zhong Rong Property Group Co., Ltd. No. 8 Middle Yincheng Road Pudong New Area Shanghai, P.R. China, P.C.: 200120	China

1

Name	Principal Occupation	Principal Business Address	Citizenship

Ni Xiaofang	Senior Vice President and Director of Zhong Rong Group	c/o Shanghai Zhong Rong Property Group Co., Ltd. No. 8 Middle Yincheng Road Pudong New Area Shanghai, P.R. China, P.C.: 200120	China

Yu Jing	Senior Vice President of Zhong Rong Group	c/o Shanghai Zhong Rong Property Group Co., Ltd. No. 8 Middle Yincheng Road Pudong New Area Shanghai, P.R. China, P.C.: 200120	China

Chen Yanming	Senior Vice President of Zhong Rong Group	c/o Shanghai Zhong Rong Property Group Co., Ltd. No. 8 Middle Yincheng Road Pudong New Area Shanghai, P.R. China, P.C.: 200120	China

2